SECURTIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Schedule 14f-1

                   REPORT OF CHANGE IN MAJORITY OF DIRECTORS

            INFORMATION PURSUANT TO SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14(F)-1 THEREUNDER


                         CHARTWELL INTERNATIONAL, INC.
                         -----------------------------
             (Exact name of Registrant as specified in its charter)

        Nevada                     005-59509                   95-3979080

(State or other jurisdiction   (Commission File No.)         (IRS Employer
    of incorporation)                                     Identification No.)



                      333 South Allison Parkway, Suite 100
                               Lakewood, CO 80226
          (Address pf principal executive offices, including Zip Code)


       Registrant's telephone number, including area code: (304) 345-8700

                          Chartwell International, Inc.
                      333 South Allison Parkway, Suite 100
                               Lakewood, CO 80226
                              Information Statement
                    Report of Change in Majority of Directors


                                 April 14, 2005

Introduction

     This Information Statement is being furnished by Chartwell International, Inc. (the "Company") pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with the sale of 90% of the outstanding common stock of the Company by certain stockholders of the Company and by the Company to Imre Eszenyi. As a result of this transaction, there will be a change in the Company's board of directors and officers.

     The change of directors is anticipated to occur on April 25, 2005 which is approximately ten days after the date on which this Information Statement is filed with the Securities and Exchange Commission and mailed to all the holders of record of the Company's common stock. The change in officers will occur shortly thereafter. This Information Statement is being mailed on or about April 14, 2005 to all holders of record on such date.

Voting Securities

     There are currently 50,000,000 shares of the Company's common stock outstanding. The Company has no other securities outstanding.

Change in Control

     On March 23, 2005, the Company, Janice A. Jones, John J. Grace and their Affiliates (J View II Limited Partnership and Bellaire Group, LLC.), Alice M. Gluckman, William R. Willard and Rick N. Newton (collectively the "Selling Stockholders") and Imre Eszenyi entered into a transaction where Mr. Eszenyi purchased 90% of the outstanding shares of the Company. Under the Share Purchase Agreement between the Company, the Selling Stockholders and Mr. Eszenyi, Mr. Eszenyi paid $250,000 to purchase 19,161,567 shares of common stock of the Company from Selling Stockholders and the right to cancel the options to purchase 2,359,679 shares of common stock. As part of the Share Purchase Agreement, Imre Eszenyi entered into a Subscription Agreement with the Company whereby Mr. Eszenyi purchased 25,838,433 shares of the Company for an aggregate purchase price of $200,000. The Company will use the $200,000 proceeds to payoff a note payable to Kingsley Capital, Inc. Further, pursuant to the Share Purchase Agreement, Dr. Jones and her Affiliates (J View II Limited Partnership and Bellaire Group, LLC.) and the Company entered into an Escrow Agreement, where Dr. Jones and affiliates escrowed 1,302,322 shares of their common stock in order to protect the Company and Mr. Eszenyi in the event they are damaged by any misrepresentation made by the Company or the Selling Stockholders contained in the Share Purchase Agreement or in the event the Company incurs expenses related to any claim made against it for assets owned or liabilities incurred prior to March 23, 2005. Prior to the transaction, Mr. Eszenyi did not own any shares of the Company. He used his personal funds to purchase the shares.

         The Company's Board of Directors currently consists of seven members consisting of Mr. Imre Eszenyi, Mr. Charles Srebnik, Mr. David Adams, Dr. Janice Jones, Ms. Alice M. Gluckman, Mr. William R. Willard and Mr. Rick N. Newton. Pursuant to the Share Purchase Agreement, Mr. Eszenyi will have the right to appoint a majority of the Company's Board of Directors and Messrs. Eszenyi, Srebnik and Adams were appointed to the Board in March and April of 2005. It is anticipated that ten days after this Information Statement is mailed to the stockholders, Ms. Alice M. Gluckman, Mr. William R. Willard and Mr. Rick N. Newton will resign. Mr. Eszenyi, Mr. Srebnik, Mr. Adams and Dr. Jones will remain as Board members. Dr. Jones will continue to be the Company's Chief Executive Officer until the Company amends certain of its prior periodic reports filed with the SEC writing off certain assets.

Directors and Executive Officers

     The following table sets forth certain information for each officer and director of the Company after the change in officers and directors.

Name                    Age      Position                                Since
----                    ---      --------                                -----
Imre Eszenyi            37       Director                                2005
Charles Srebnik         71       Director                                2005
David Adams             47       Director, Secretary                     2005
Janice A. Jones, Ph.D.  56       Chairperson, Chief Executive Officer    1990
                                 and Treasurer

     Pursuant to our Certificate of Incorporation and By-Laws, the members of our Board of Directors serve for one-year terms. There are no family relationships by and between any members of our management except for Dr. Jones and John Grace, Senior Advisor, who are spouses. The number of directors range from three to seven. The board will reduce the number of directors to four.

     Mr. Imre Eszenyi, CFA, is founder and Managing Partner of Orchestra Finance L.L.P., a London-based independent investment firm. Mr. Eszenyi joined the Board of the Company in 2005. Previously, he has gained extensive experience in structuring and execution of capital markets and private equity transactions globally. He served in various senior capacities at UBS Warburg in the Private Equity Group, Credit Suisse First Boston and Bankers Trust. Most recently, Mr. Eszenyi was involved in providing financing for fast developing publicly-listed companies, including ThermoGenesis Corp. ("KOOL"), FX Energy, Inc. ("FXEN") and Telkonet, Inc. ("TKO"). Mr. Eszenyi received an M.B.A. from Ohio University, where he was sponsored by the George Soros Foundation, and attended the Janus Pannonius University of Economics. He is a Chartered Financial Analyst and is a member of the Association for Investment Management and Research.

     Charles Srebnik has been engaged in the Investment Banking industry for more than four decades. Between 1975 and 1980, he served as the Director of Special Situations in the Corporate Finance Department of D.H. Blair & Co., Inc.

In 1981 he co-founded Genetic Engineering, Inc. (a biotechnology company) and served as its Chairman of the Board of Directors and President. He served until the company was acquired by Miller Diversified Corporation in 1992. In 1993, he was elected Chairman of the Rockland Bioscience Park Corporation. He is a life member of the World Simmental Federation and a member of the Holstein Association. He is currently an independent financial consultant and was a contractor to the Resolution Trust Corporation as well as managing a privately held family fund.

     David Adams is a shareholder of the law firm of Bartel Eng & Schroder representing public and private corporations in the areas of intellectual property, corporate finance, mergers and acquisition, and regulatory matters. From November 1996 to 2000, he served as General Counsel and V.P of Business Development for ThermoGenesis Corporation. Mr. Adams received his Bachelor of Arts Degree in Psychology, with High Distinction, from the University of Colorado, Colorado Springs in 1984, and his Juris Doctorate, with Distinction, from the University of the Pacific, McGeorge School of Law in 1988.

     Janice A. Jones, Ph.D., has been our Director since inception and Chairperson of our Board of Directors, Chief Executive Officer and Treasurer since August 1990. Her positions with the Company and College Partnership, Inc. ("CPI") have been her full time occupation from 1990 to 2005. She is also a director and Corporate Secretary of College Partnership, a publicly held company registered under the Securities Exchange Act of 1934, and President and a director of National College Recruiting Association, Inc. In 1979, she formed The Chartwell Group, Inc., an investment banking and financial relations firm that served emerging growth companies and is currently dormant. Dr. Jones received a Ph.D in Social Sciences from Yeshiva University in 1980, a Masters degree in 1976 in Social Sciences from Yeshiva University, and a Bachelor of Arts degree from Hunter College in 1973. She received the Hunter College Hall of Fame Award in 1986. She devotes substantially all of her business time to CPI and our business activities.

Resigning Directors

     Alice M. Gluckman, age 60, has been our Director since June, 1993. Ms. Gluckman is also Corporate Secretary and a director of National College Recruiting Association, Inc. From April, 2002 to the present, Ms. Gluckman has been Executive Assistant to the Executive Director of the Spondylitis Association of America, a non-profit organization. Spondylitis is an arthritic disease of the spine. From June 1997 to March, 2002, Ms. Gluckman was Assistant to the Executive Director at Johns Hopkins University Institute for the Advancement of Youth (Programs for Gifted Youth), Los Angeles, CA. From January 1997 to June 1997, she was President and owner of A & J Enterprises, a privately held California secretarial business. From 1987 to 1994, Ms. Gluckman was Executive Secretary for us.

     William R. Willard, age 63, has been our Director and consultant since April 1997. Mr. Willard is actively involved with public offerings, private placements, mergers and acquisitions and other corporate finance activities both domestically and internationally at Bridgestream Partners, L.L.C. since May 1992, where he is Managing Partner and owns 100% of the membership interest. Prior to that time, he formed Willard Capital Group Ltd. in 1988. Prior to forming Willard Capital Group Ltd., Mr. Willard was First Vice President in Corporate Finance for Bateman Eichler, Hill Richards, Inc. Mr. Willard has diverse experience at several other investment banking firms, consulting firms and an advertising firm. Mr. Willard received a Bachelor of Science degree in Political Science and International Relations from the University of Wisconsin in 1965 and an M.B.A. in Finance and International Business from the University of Chicago, Graduate School of Business in 1971. He also attended the Sorbonne (Paris, France) where he received his Court Practique certificate.

     Rick N. Newton, age 54, has been a Director since December 2000. From November 1996 to March 1999, he was Director of Corporate Finance Services at American Express Co., Denver, Colorado. From April 1990 to October 1996, he was CEO of Systems Science Institute. Mr. Newton has more than 28 years of multi-industry experience ranging from start-up to Fortune 500 companies. He graduated from the University of Colorado with a Degree in Engineering. He also serves on the Board of Directors of College Partnership, a publicly held company registered under the Securities Exchange Act of 1934.

Committees of the Board

     Currently, the Board of Directors has a compensation committee and audit committee. The Board of Directors of the Company held one regular meeting in 2004. All directors attended 75% or more of the aggregate number of the board of director and committee meetings on which each director served.

     After the change in the Board of Directors, it is anticipated that initially, in light of the limited number of directors, that Board of directors will not have a separate compensation and audit committee. These functions will be handled by the entire Board. Further, the Company will not initially have an audit committee financial expert.

     In the future, as the Company grows, it is anticipated that Board of Directors will form separate compensation and audit committees which will include an audit committee financial expert.

     Audit Committee

     The Audit Committee of the Board of Directors makes recommendations regarding the retention of independent auditors, reviews the scope of the annual audit undertaken by our independent auditors and the progress and results of their work and reviews our financial statements, internal accounting and auditing procedures and corporate programs to ensure compliance with applicable laws. The Audit Committee reviews the services performed by the independent auditors and determines whether they are compatible with maintaining the independent auditor's independence. The Audit Committee does not have a Charter. The members of the Audit Committee in 2004 were Rick N. Newton and William R. Willard.

     Compensation Committee

     The Compensation Committee of the Board of Directors reviews and approves executive compensation policies and practices, reviews salaries and bonuses for our officers and considers other matters as may, from time to time, be referred to them by the Board of Directors. The members of the Compensation Committee in 2004 were William R. Willard and Alice M. Gluckman.

     Compensation Committee Interlocks and Insider Participation

     Alice M.  Gluckman  and  William  R.  Willard  served  on the  Compensation
Committee.   There  are  no   compensation   committee   interlocks  or  insider
participation on our compensation committee.

     Nominations to the Board of Directors

     Our directors take a critical role in guiding our strategic direction and oversee the management of the Company. Board candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the stockholders and personal integrity and judgment. In addition, directors must have time available to devote to Board activities and to enhance their knowledge in the growing business. Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

     The Board of Directors does not have a nominating committee. The Board believes given the diverse skills and experience required to grow the Company that the input of all members is important for considering the qualifications of individuals to serve as directors. The Board recommends a slate of directors for election at the annual meeting, when held.

     In carrying out its responsibilities, the Board will consider candidates suggested by stockholders. If a stockholder wishes to formally place a candidate's name in nomination, however, he or she must do so in accordance with the provisions of the Company's Bylaws. Suggestions for candidates to be evaluated by the Board must be sent to the Corporate Secretary, David Adams, c/o Bartel Eng & Schroder, 1331 Garden Highway, Suite 300, Sacramento, CA 95833.

                             Audit Committee Report

     The Audit Committee reviews the Company's internal accounting procedures, consults with and reviews the services provided by the Company's independent accountants and makes recommendations to the Board of Directors regarding the selection of independent accountants. In fulfilling its oversight responsibilities, the Committee has reviewed and discussed the audited financial statements with management and discussed with the independent auditors the matters required to be discussed by SAS 61. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent auditors are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles.

     The Committee discussed with the independent auditors, the auditors' independence from the management of the Company and received written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1.

     After the review of the items mentioned above, the Committee recommended to the Board that the audited financial statement be included in the Company's Annual Report on Form 10-KSB for the year ended July 31, 2004.

                                           Respectfully Submitted,
                                           Audit Committee of
                                           Chartwell International, Inc.,

                                           Rick N. Newton
                                           William R. Willard

Board Compensation

     The three non-employee directors received $2,000 as compensation for their services as directors during the fiscal year 2004, $1,000 relating to their service for 2003 and $1,000 relating to their service for 2004. In addition, $3,000 was accrued for each of the three directors for their service for 2004.

Executive Compensation

     The following table sets forth the compensation of our Chief Executive Officer during the past three years ended July 31, 2004, 2003, and 2002. No other officer, director or employee received annual compensation in excess of $100,000 during the last fiscal year.

                           SUMMARY COMPENSATION TABLE


                                                                        Long Term Compensation
                                                         ------------------------------------------------------
                           Annual Compensation                    Awards              Payouts
                     -------------------------           ------------------------    ---------

                                               Other
                                               Annual    Restricted
                                               Compen-     Stock       Securities      LTIP
Name and                                       sation     Award(s)     Underlying     Payout       All Other
Principal Position       Year  Salary   Bonus   ($)         ($)        Options(#)      ($)       Compensation(1)
-------------------------------------------------------- ------------------------    ---------------------------
Dr. Janice A. Jones,    2004    $0       $0     $0(2)       $0             0            $0          $25,333
CEO and Chairperson     2003    $0       $0   $60,000(3)    $0             0            $0          $32,800
                        2003    $0       $0   $60,000(4)    $0             0            $0          $34,400



(1) Consists of personal use of trade credits from barter exchanges and auto allowance totaling approximately $4,900, $12,400, and $14,000 in 2004, 2003, and 2002, respectively and payments of $20,400 by us on a life insurance policy for the benefit of a family trust in each fiscal year.
(2) Dr. Jones agreed to forego salary and auto allowance payments under her compensation agreement effective August 1, 2003, through July 31, 2004, in exchange for modifications to her option agreements. (3) Includes $17,302 in deferred compensation due November 1, 2007.
(4) Includes $60,000 in deferred compensation, due November 1, 2004. This deferred compensation was paid in fiscal 2003 by the issuance of the Company's common stock.

Stock Options and Warrants

     We have no formal stock option plan which has been adopted as of the date of this Information Statement. However, we may adopt such a plan in the future.

Repricing of Option in 2004

     On June 30, 2004, the Company agreed to cancel existing options to purchase shares of common stock to its CEO (including entities of which the CEO is 100% owner) and its senior advisor totaling 2,316,579 options and reissue these options with new 5 year options with a strike price of $.02 per share and expiring June 30, 2009. These options carried a "cashless" option feature. These individuals had agreed to continue to forego payments under their compensation agreements through July 31, 2004. There were no additional stock options granted or exercised in the fiscal year ended July 31, 2004. Pursuant to the Share Purchase Agreement, all option holders agreed to cancel their outstanding options to purchase common stock. As of March 28, 2005, there are no options outstanding.

     The following table sets forth the options granted to Dr. Jones, our CEO, and John J. Grace, our Senior Advisor, during the past fiscal year ended July 31, 2004.


                        OPTION GRANTS IN LAST FISCAL YEAR



                                   Individual Grants
                       ---------------------------------------------------------

                         Number of Securities     %of Total Options
                         Underlying Options          Granted to            Exercise or
                            Granted (#)          Employees in Fiscal        Base Price         Expiration
        Name                                             Year                 ($/Sh)              Date
----------------------   --------------------  -----------------------   ---------------       -----------
Dr. Janice A. Jones(1)        1,816,579                  78%                  $0.02           June 30, 2009
John J. Grace(1)                500,000                  22%                  $0.02           June 30, 2009

(1) Dr. Jones and Mr. Grace are spouses.


     The following table sets forth the fiscal year end option values for our CEO and our Senior Advisor.

                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES


                                                                                 Value of
                                                           Number of         Unexercised In-the
                                                          Unexercised          Money Options
                                                      Options at FY-End(#)    at FY-End($)(1)

         Name          Shares Acquired       Value        Exercisable/         Exercisable/
                       on Exercise(#)     Realized($)    Unexercisable        Unexercisable
-------------------    ---------------    -----------    -------------        --------------
Dr. Janice A. Jones           -               -           1,816,579/0           $90,829/0
John J. Grace                                               500,000/0           $25,000/0

 (1) Market price at July 31, 2004, for a share of common stock was $0.05.

Employment Contract

     On February 1, 2001, the Company entered into an employment agreement with Dr. Jones whereby she agreed to serve as the Chairperson and Chief Executive Officer and receive compensation equal to $60,000 and $20,000 in barter credits subject to annual increases determined by the Board of Directors. Dr. Jones is eligible to receive bonuses as determined by the Board of Directors. The
Agreement includes a covenant not to compete with the Company for three years after termination of the employment agreement (or one year, if Dr. Jones is terminated without cause). The employment agreement is for five years with annual renewals. This employment contract was terminated in connection with the Share Purchase Agreement.

                          Compliance with Section 16(a)
                     of the Securities Exchange Act of 1934

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the Securities and Exchange Commission (the "SEC") initial and transactional reports of beneficial ownership and other equity securities of the Company. Officers, directors and greater than 10% stockholders of the Company are required by SEC regulations to furnish to the Company copies of all Section 16(a) reports that they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with for the year ended July 31, 2004.

                 Certain Relationships and Related Transactions

     As of July 31, 2004, we had $528,666 due to Dr. Jones and Mr. Grace. These notes payable and long term debt are evidenced by promissory notes, and are primarily collateralized by our shares in CPI and our investments. In addition, we had $14,489 in net notes receivable from College Partnership.

     On June 30, 2004, the Company agreed to cancel existing options to purchase shares of common stock to its CEO (including entities of which the CEO is 100% owner) and its senior advisor totaling 2,316,579 options and reissue these options with new 5 year options with a strike price of $.02 per share and expiring June 30, 2009. These options will carry a "cashless" option feature. These individuals had agreed to continue to forego payments under their compensation agreements through July 31, 2004.

     The following are notes due to related parties consisted of the following:

                                                 July 31,
                                             2004      2003
                                         ----------    --------
Note payable to an officer due              $582        $3,582
November 1, 2007,
with interest at 8%

Notes payable to a key advisor, due        $451,821    $418,821
November 1, 2007, with interest at 8%,
primarily collateralized by the Company's shares in CPI and its investments

Accrued interest on above notes, not      $45,211       $8,431
required to be paid during the fiscal
year ending July 31, 2005

Other                                     $31,052      $26,057

Total                                    $528,666     $456,891

     In fiscal 2004, the Company received 480,357 shares of CPI common stock in payment of certain related party liabilities totaling $100,875.

     In January 2005, the Company transferred its real estate, mineral claims, assets, liabilities, including the notes discussed above, and operations to Kingsley Capital, Inc. ("Kingsley") which was a wholly owned subsidiary of the Company at that time. The Board determined that due to the costs of
Sarbanes-Oxley compliance of a public reporting company, the Company's shareholders would be better served by receiving a dividend of shares in a private company to which all of the Company's assets, liabilities and operations had been transferred. As a result, the Board approved the spin-off of Kingsley pro-rata to shareholders as of March 2, 2005 as a dividend, with the express intent that Kingsley will remain private and not seek to be a public trading entity. The Company intends to pursue an orderly plan of liquidation in order to maximize value to its shareholders.

     Also, effective January 31, 2005, in consideration of part of the assumption of outstanding debt of the Company, Kingsley was issued a $200,000 promissory note by the Company, due in six months. The $200,000 in proceeds from the subscription agreement that was entered into as part of the Share Purchase Agreement was used to pay-off the $200,000 promissory note.

                          Security Ownership of Certain
                        Beneficial Owners and Management

     The following table sets forth, as of the date of this Report, the number and percentage of outstanding shares of our common stock owned by (i) each person known to us to beneficially own more than 5% of our outstanding common stock, (ii) each director, (iii) each named executive officer, and (iv) all executive officers and directors as a group. Share ownership is deemed to include all shares that may be acquired through the exercise or conversion of any other security immediately or within the next sixty days. Such shares that may be so acquired are also deemed outstanding for purposes of calculating the percentage of ownership for that individual or any group of which that individual is a member. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

                                     No. of Shares
      Name                           Common Stock            Percent
     -----                          ---------------          -------
Janice A. Jones, Ph.D.               1,302,322(1)             2.6%

William R. Willard (2)                    0                    0

Alice M. Gluckman (2)                     0                    0

Rick N. Newton(2)                         0                    0

Imre Eszenyi                          45,000,000               90%
No. 7 Inverness Gardens
London W8 4RN
United Kingdom

Charles Srebnik                           0                    0

David Adams                               0                    0

All directors and executive           46,302,332              92.6%
officers as a group(7 persons)

(1) Includes 800,100 share held in trust for Dr. Jones' Children and 100,000 shares owned by Dr. Jones' husband, which Dr. Jones disclaims beneficial ownership. Also, includes 151,321 shares owned by Bellaire Group LLC, which in under control of Dr. Jones.
(2)       These directors are resigning from the Company.

Other Information

     We file periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.





                                  Chartwell International, Inc.
                                  By Order of the Board of Directors